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02021846

SECURIT̲.̲ ̲I̲SSION
...̲ṣ̲ṃ̲ingṭo̲n̲, ̲D̲.̲C̲.̲ ̲2̲0549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52234

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____01/01/01____ AND ENDING ____12/31/01____
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Internet Capital Markets Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

24 Quai Des Commerce
_____(No. and Street)_____

1000 Brussels, Belgium

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marc M. Drimer   32-2-2180370
                                                  (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Adelman Katz & Mond LLP
_____(Name — if individual, state last, first, middle name)_____

1500 Broadway	New York	NY	10036
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 2 8 2002

~~THOMSON~~ P
~~FINANCIAL~~

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)   Potential persons who are to respond to the collection of information
                     contained in this form are not required to respond unless the form displays
                     a currently valid OMB control number.



OATH OR AFFIRMATION

I, __Marc M. Drimer_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Internet Capital Markets Corp._____, as of __December 31_____, __2001__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President
_____
Title

_____
Notary Public

Feri Hashemi
My Commission CC774150
Expires September 10, 2002

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTERNET CAPITAL MARKETS CORP.

FINANCIAL STATEMENTS
AND
ACCOMPANYING INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2001

CONTENTS



ADELMAN KATZ & MOND LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Internet Capital Markets Corp.

We have audited the accompanying statement of financial condition of Internet Capital Markets Corp. as of December 31, 2001, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, in accordance with standards established by the American Institute of Certified Public Accountants. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Internet Capital Markets Corp. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Adelman Katz + Mond LLP

New York, N.Y.
February 14, 2002



ADELMAN KATZ & MOND LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT ON INTERNAL CONTROL
STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
Internet Capital Markets Corp.

In planning and performing the audit of the financial statements of Internet Capital Markets Corp. for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) as followed by Internet Capital Markets Corp. that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Security Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

Adelman Katz + Mond LLP

New York, N.Y.
February 14, 2002

INTERNET CAPITAL MARKETS CORP.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

CASH	$27,715
SECURITIES OWNED – at cost	1,300
	$29,015

STOCKHOLDERS' EQUITY

STOCKHOLDERS' EQUITY	
Capital stock, without par value; 200 shares authorized, issued and outstanding	$40,000
Accumulated deficit	(10,985)
	$29,015

See notes to financial statements.

INTERNET CAPITAL MARKETS CORP.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2001

REVENUES	
Other Income	$ 634
EXPENSES	
Communications and data processing	1,111
Taxes	384
Professional fees	822
Office expenses	1,430
Other operating expenses	2,437
Total Expenses	6,184
NET LOSS	($ 5,550)

See notes to financial statements.

INTERNET CAPITAL MARKETS CORP.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2001

	Capital Stock Without Par Value	Accumulated Deficit
BALANCES - January 1, 2001	$40,000	($ 5,435)
NET LOSS	-0-	(5,550)
BALANCES - December 31, 2001	$40,000	($10,985)

See notes to financial statements.

INTERNET CAPITAL MARKETS CORP.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	($ 5,550)
Adjustments to reconcile net loss to net increase in cash:	
Changes in assets and liabilities:	
Decrease in non-allowable assets	7,374
NET INCREASE IN CASH	1,824
CASH - beginning of year	25,891
CASH - end of year	$27,715

See notes to financial statements.

INTERNET CAPITAL MARKETS CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Internet Capital Markets Corp. was incorporated in the State of New York on September 23, 1998 for the purpose of investment banking and as a consulting group.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets, liabilities, income and expenses and disclosures of contingencies. Future events could alter such estimates in the near term.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital in the amount of $5,000. As of December 31, 2001, the Company has net capital of $27,356, which is $22,356 in excess of the minimum requirement.

INTERNET CAPITAL MARKETS CORP.

SUPPLEMENTAL INFORMATION

SCHEDULE 1

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2001

STOCKHOLDERS' EQUITY	$29,015
DEDUCTIONS AND/OR CHANGES	
Non-allowable assets	(1,300)
Net Capital Before Haircuts on Securities Positions	27,715
HAIRCUTS	(359)
NET CAPITAL	$27,356

AGGREGATE INDEBTEDNESS	
Accounts payable and accrued expenses	$ -0-

INTERNET CAPITAL MARKETS CORP.

SUPPLEMENTAL INFORMATION (continued)

SCHEDULE 1 (continued)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2001

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 5,000
Minimum dollar requirement	$ 5,000
Excess net capital	$22,356
Excess net capital at 1000% (net capital - 10% of AI)	$22,356

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital, as reported in company's Part II (Unaudited FOCUS Report)	$28,486
Difference due to:	
Increase in other operating expenses	(843)
Increase in haircuts on money market funds	(287)
NET CAPITAL - per above	$27,356